ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

July 19, 2007

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX UNDERTAKES PRIVATE PLACEMENT OFFERING

OF 12,800,000 UNITS

Acrex Ventures Ltd. ("Company") has entered into an agreement dated July 19, 2007 with PI Financial Corp. (“PI”), of Vancouver, BC, appointing PI to act as its agent to make an exempt private placement offering in B.C., Alberta and Ontario of 7,800,000 Units (“Units”) for $0.18 per Unit, and 5,000,000 flow-through Units (“FT Units”) for $0.22 per FT Unit.

Each Unit will consist of one common share and one-half of a 2-year transferable share purchase warrant exercisable at $0.50 per share;  and

Each FT Unit will consist of one flow-through share and one-half of a 2-year transferable share purchase warrant entitling the purchase of one additional non-flow through share at $0.50 per share.

PI will be granted compensation which shall consist of:

(a)

7.0% of the gross proceeds received from the sale of the Units and FT Units which PI may elect to take in whole or in part, in cash or in units of the Company at a deemed price of $0.18 per Unit;

(b)

Options entitling PI to purchase a number of shares equal to 8.0% of the aggregate number of Units and FT Units sold, exercisable at $0.23 per share for two years;  and

(c)

Payment by the Company of all of PI’s reasonable expenses.

The agreement with PI is subject to final documentation, satisfaction of PI after all due diligence enquiries and reviews by it, and acceptance of the agreement for filing by the TSX Venture Exchange – on which the shares of the Company are listed for trading.

This News Release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.